HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 - 788 - 8200 FAX 804 - 788 - 8218
FILE NO: 64847.000002

November 5, 2004

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
KMG America Corporation
Amendment No. 3 to the Registration Statement on Form S-1
Registration No. 333-117911

Dear Mr. Riedler:

As counsel to KMG America Corporation, a Virginia corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (File No. 333-117911) (the "Registration Statement"), together with exhibits, and the Company's response to the comment of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to Mr. Kuk, Chairman, President and Chief Executive Officer of the Company, dated October 29, 2004 (the "October 29 Comment Letter").

For convenience of reference, the Staff comment contained in the October 29 Comment Letter is reprinted below in italics and is followed by the Company's response.

We have provided to each of you, Whitnie Story, Lisa Vanjoske, Sonia Barros and Dan Greenspan, a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on October 21, 2004. These changes have been made to update and revise certain information in the Registration Statement, including (1) to reflect an amendment to the Kanawha purchase agreement to change the purchase price to be $130.0 million in cash and a $15.0 million note and (2) to replace second quarter 2004 financial information with third quarter 2004 financial information. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Underwriting

1.
Please confirm to us that FBR has not changed its procedures regarding Internet distribution since those procedures were approved by us.

RESPONSE:    The Company has confirmed with FBR, and hereby confirms to the Commission, that FBR has not changed its procedures regarding Internet distribution since those procedures were approved by the Commission.

        If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,
/s/ DANIEL M. LEBEY Daniel M. LeBey, Esq.
cc:	Ms. Whitnie Story Ms. Lisa Vanjoske Ms. Sonia Barros Mr. Dan Greenspan Mr. Kenneth U. Kuk Mr. Scott H. DeLong, III Howard B. Adler, Esq.

/kns
Enclosure